Exhibit 99.1

Zymeworks to Present at 37th Annual Canaccord Genuity Growth Conference

Vancouver, Canada, (August 4, 2017) – Zymeworks Inc. (“Zymeworks”) (NYSE: ZYME; TSX: ZYME) a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer, today announced it will present at the 2017 Canaccord Genuity Growth Conference taking place August 9-10, 2017 in Boston, Massachusetts.

Presentation Details:

Event:	37th Annual Canaccord Genuity Growth Conference
Date/Time:	August 10, 2017 at 1:30 p.m. EDT
Location:	Boston, MA

About Zymeworks Inc.
Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial.  Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Contact:

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
(604) 678-1388
ir@zymeworks.com